Morgan, Lewis & Bockius

c/o Suites 1902-09, 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

September 14, 2023

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited
Response to the Staff’s Comments on
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on August 14, 2023
CIK No. 0001982012

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 31, 2023 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on August 14, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our..., page 29

1.	We note your response to comment 7 and reissue in part. We acknowledge the additional language that discloses the risks posed by your personnel not having sufficient knowledge of U.S. GAAP and SEC reporting requirements, but note that you have added mitigating language suggesting that you will be successful in mitigating this risk. Please revise to clearly present the risk to investors and refrain from suggesting that risk is lesser or will no longer exist based on the mitigation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 58 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year on Year Comparison of Our Results of Operations, page 48

2.	We note your response to comment 10 and reissue the comment, in part. When several factors contributed to material fluctuations in your results, please revise to quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. You provided sales volume metrics which show increased number of units sold. Please clarify if significant sales were to existing customers or new customers and address any known or expected trends and uncertainties. We note page F-26 shows sales to a major customer went down from 18% in 2021 to 10% in 2022. Refer to Item 5.D of Form 20-F, including the related Instructions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and F-26 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 12 Bank Borrowings, page F-19

3.	We note your response to comment 19 and reissue the comment, in part. Please provide the significant terms of this financing facility.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of the Revised Draft Registration Statement.

Exhibits

4.	We note your response to comment 20 that the agreements with Major Supplier were entered into in the ordinary course of business and do not fall into any of the categories under Item 601(b)(10)(ii) of Regulation S-K. Please tell us why you believe these agreements do not fall under Item 601(b)(10)(ii)(B), which requires any contract upon which you are substantially dependent to be filed as an exhibit. In this regard, we note your disclosure that “substantially all” of your heavy equipment is purchased from Major Supplier, and your disclosure that Major Supplier represented 71.3% and 60.4% of your costs of revenue for the years ended December 31, 2021 and 2022. In the alternative, please file your agreements with Major Supplier, including the distribution agreement(s), service-dealer agreement(s), and dealership agreement(s) as exhibits to the registration statement.

In response to the Staff’s comment, the Company has filed the two dealer agreements and one service dealer agreement its subsidiaries had entered into with the Major Supplier as exhibits 10.5, 10.6 and 10.7 to the Revised Draft Registration Statement.

General

5.	We note your response and revisions in response to comment 23. Given your disclosure that no sales of the resale shares will occur until the ordinary shares sold in the initial public offering begin trading on Nasdaq, please tell us under what circumstance the resale shares will be sold at the IPO price. If the resale shares will not be sold until the shares are trading on Nasdaq, it seems that the resale shares will only be sold at prevailing market prices or in privately negotiated prices. Please clarify and revise as necessary.

In response to the Staff’s comment, the Company has revised the Resale Prospectus accordingly.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Jison Lim, Director and Chairman, Ten-League International Holdings Limited
Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited
Henry F. Schlueter, Esq., Schlueter & Associates, P.C.